

02007985



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHENBAUM CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 WILDWOOD ROAD, SUITE 204
(No. and Street)

STAMFORD	CT	06903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH ACHENBAUM (203) 322-1933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,	NH	03053
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 05 2002
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSEPH ACHENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHENBAUM CAPITAL PARTNERS, LLC, as of AUGUST 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING DIRECTOR

Title

Notary Public

DAVID P. FIGUEROA
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHENBAUM CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

AUGUST 31, 2002

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Achenbaum Capital Partners, LLC
Stamford, CT

We have audited the accompanying statement of financial condition of Achenbaum Capital Partners, LLC as of August 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Achenbaum Capital Partners, LLC as of August 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 15, 2002

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

ASSETS

Cash and cash equivalents	$ 31,718
Due from non-customers	384
Furniture and equipment, at cost less, accumulated depreciation of $20,833	7,849
Securities owned:	
Not readily marketable, at estimated fair value	3,300
	$ 43,251

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 5,555
Due to officer	523
	6,078
Members' equity	37,173
	$ 43,251

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2002

Revenues:		
Fee income	$	5,950
Consulting income		3,000
Other income		2,399
		11,349
Expenses:		
Communications	$	5,540
Interest expense		338
Occupancy		3,055
Other expenses		50,746
		59,679
Net income (loss)	$	(48,330)

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED AUGUST 31, 2002

Members' equity at beginning of year	$ 85,503
Net income (loss)	(48,330)
Members' equity at end of year	$ 37,173

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (48,330)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 3,055	
(Increase) decrease in operating assets:		
Decrease in net receivable from customers	3,500	
Increase in due from non-customers	(19)	
Decrease in due from officer	693	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(3,580)	
Increase in due to officer	523	
Total adjustments		4,172
Net cash used by operating activities		(44,158)
Cash flows from investing activities:		
Purchase of furniture and equipment		(1,953)
Cash flows from financing activities:		-
Net decrease in cash		(46,111)
Cash at beginning of the year		77,829
Cash at end of the year		$ 31,718

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 338
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ACHENBAUM CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on November 11, 1996 as a Connecticut limited liability company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a limited liability company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 30 years, terminating in December 2026, unless terminated earlier. The term may be extended by amendment of the operating agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended August 31, 2002, depreciation expense was $3,055.

Not Readily Marketable Securities

Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At August 31, 2002, these securities at estimated fair values consist of the equities valued at $3,300.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

ACHENBAUM CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $25,640 at August 31, 2002, which exceeded required net capital of $5,000 by $20,640. The ratio of aggregate indebtedness to net capital at August 31, 2002 was 23.7%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4- RELATED PARTY

The Company leases an automobile from its majority member. The original terms of the lease were for 36 months at $432.37. The Company's commitment is as follows:

Year Ending August 31, 2002	Amount
2003	$ 5,188
Total	$ 5,188

Rent expense under this lease for the year ending August 31, 2002 was $5,188.

ACHENBAUM CAPITAL PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED AUGUST 31, 2002

ACHENBAUM CAPITAL PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

AUGUST 31, 2002

Total ownership equity from statement of financial condition	$ 37,173
Total nonallowable assets from statement of financial condition	(11,533)
Net capital before haircuts on securities positions	25,640
Haircuts on securities	-
Net capital	$ 25,640
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 6,078
Total aggregate indebtedness	$ 6,078
Percentage of aggregate indebtedness to net capital	23.7%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 405
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 20,640
Excess net capital at 1000%	$ -

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

ACHENBAUM CAPITAL PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AUGUST 31, 2002

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ACHENBAUM CAPITAL PARTNERS, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

AUGUST 31, 2002

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ACHENBAUM CAPITAL PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2002

Achenbaum Capital Partners, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Members' of
Achenbaum Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Achenbaum Capital Partners, LLC (the Company), for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 15, 2002